UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2005

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____to _____.

Commission file number 1-11983

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

FPIC Insurance Group, Inc.
Defined Contribution Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

FPIC Insurance Group, Inc.
Defined Contribution Plan
Table of Contents to Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2005

**   The supplemental schedule included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Other schedules required by Section 2520.103−10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
FPIC Insurance Group, Inc. Defined Contribution Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FPIC Insurance Group, Inc. Defined Contribution Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 5, 2006
Jacksonville, FL

Form 11-K: **3**

FPIC Insurance Group, Inc.
Defined Contribution Plan
Statements of Net Assets Available For Benefits
(*Modified Cash Basis*)

	December 31, 2005	December 31, 2004
Assets		
Investments, at fair value	$ 11,604,735	$ 10,313,828
Net assets available for benefits	$ 11,604,735	$ 10,313,828

The accompany notes are an integral part of these financial statements.

Form 11-K: 4

FPIC Insurance Group, Inc.
Defined Contribution Plan
Statement of Changes in Net Assets Available For Benefits
(Modified Cash Basis)

	For the Year Ended December 31, 2005
Investment income	
Interest income	$ 84,046
Net appreciation in the fair value of investments	438,501
Other income - participant loan interest	24,282
Total investment income	546,829
Contributions	
Participants	695,896
Employer	1,190,775
Rollover	15,669
Total contributions	1,902,340
Total additions	2,449,169
Deductions from net assets attributable to	
Benefits distributed to participants	1,105,121
Administrative expenses	53,141
Total deductions	1,158,262
Net increase	1,290,907
Net assets available for benefits	
Beginning of year	10,313,828
End of year	$ 11,604,735

The accompany notes are an integral part of these financial statements.

Form 11-K: **5**

1.   Plan Description

The following description of the FPIC Insurance Group, Inc. (the "Company") Defined Contribution Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General and Eligibility

The Plan, established on January 1, 1988, is a defined contribution plan available to employees of the Company who have attained the age of 21. Eligible employees may enroll on a quarterly basis on the first day of any quarter (January 1, April 1, July 1, and October 1). The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended ("ERISA").

Contributions

Participants may contribute up to 12.5% of their pretax annual compensation ("elective contributions"), not to exceed a maximum limit set by the Internal Revenue Service, which was $14,000 for 2005. Participants age 50 or older may contribute additional amounts ("catch-up contributions") not to exceed $2,000 in 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollover contributions").

The Company will make a matching contribution to the Plan in an amount up to 2.5% of eligible compensation. In addition, the Company may make profit sharing contributions for any Plan year, at its discretion. However, discretionary contributions will not be made during the year for any Participant whose employment with the Company terminated prior to the end of the Plan year. Each participant's share of the profit sharing contribution is subject to a maximum of 10% of compensation. Discretionary profit sharing contributions made during the year ended December 31, 2005 were $949,985.

Participant Accounts

Participants' accounts are credited with participant contributions, the Company's matching contribution, and an allocation of the Company's discretionary profit sharing contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which participants are entitled is the benefit that can be provided from the participants' vested accounts.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions to their accounts plus earnings thereon is based on years of continuous service in accordance with the following schedule:

Years of Service	Vested Interest
1	33%
2	67%
3	100%

In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participants' accounts are considered fully vested.

Forfeitures

Forfeited non-vested balances are allocated to the remaining plan participant accounts in the ratio that the compensation of each participant bears to the total compensation of all participants. For the year ended December 31, 2005 approximately $43,000 in non-vested forfeited balances was allocated to active participants accounts. There were no non-vested forfeited balances at December 31, 2005 and 2004.

Participant Loans

At the discretion of the Trustees, participants are permitted to borrow from the Plan. If a loan is approved, it must bear interest at the prevailing rate used by commercial lending institutions plus a fixed percentage. The minimum loan permitted under the terms of the Plan is $1,000, subject to the Plan's rules. The maximum amount of a participant's account balance that can be on loan at any given time is the lesser of $50,000 or 50% of participant's vested interest. Loans are required to be repaid within five years in equal payments made at least quarterly. Loans used to acquire a principal residence may be repaid over no more than ten years. Loan repayments will be deducted from the participant's payroll over the term of the loan. Participant loan balances were $385,102 and $356,941 as of December 31, 2005 and 2004, respectively. Interest rates on participant loans ranged from 6% to 11.5% during 2005 and 2004.

Payments of Benefits

On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a lump sum or equal monthly, quarterly, semi-annual, or annual installments equal to the value of the participant's vested account balance. Participants may defer the payment until April 1 of the calendar year when the participant attains age 70 1/2, if such vested interest is greater than $5,000. Effective in March 2005, if the participant's vested aggregate interest exceeds $1,000 but does not exceed $5,000 and the participant does not elect to receive payment of such amount or to roll it over to an eligible retirement plan upon termination as an employee, the aggregate interest will be transferred in a direct rollover to an individual retirement account or annuity in the participant's name with a financial institution designated by the Plan. If the participant's vested aggregate interest does not exceed $1,000, the Plan will distribute such amount in the form of a cash lump sum when the participant ceases to be an employee.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). Consequently, contributions and interest income are recognized when received rather than when earned and expenses are recognized when paid rather than when the obligations are incurred. Had these been recorded under GAAP, contributions receivable would have been recognized.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value based upon quoted market prices, except for its benefit-responsive investment contract, which is valued at contract value, which approximates fair value. Shares of pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/depreciation in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation/depreciation on the investments. Interest and dividends are recorded when received. Purchases and sales of investments are recorded on a trade-date basis. Loans to participants are recorded at unpaid principal balances of the individual loans as of year-end, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in any combination of general investment account, pooled separate accounts, and Company (FPIC) stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investment units, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative Fees

The Company pays most administrative fees on behalf of the Plan. The administrative fees included in the accompanying statement of changes in net assets available for benefits represent investment management or loan originating fees that respective participants are subject to.

Use of Estimates

The preparation of financial statements in conformity with a comprehensive basis of accounting other than GAAP requires the use of significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   Investments

Investments which exceeded 5% or more of the Plan's net assets available for benefits at December 31 are summarized as follows:

	2005	2004
Sagic-Core Fixed Guaranteed Interest Fund	$ 2,321,888	$ 2,448,293
Scl Mid Cap Growth II (T Rowe Price)	1,290,706	972,721
Premier Global (OFI)	988,930	650,304
Equity Income II (Fidelity)	855,307	809,013
PRM Small Cap Value (Babson)	850,664	828,050
Premier Strategic Income (OFI)	723,028	573,858
FPIC Common Stock	649,774	723,477
PRM Value (Babson)	637,965	553,305

The Plan, at December 31, 2005 and 2004, owned approximately 0.2% of the issued and outstanding common stock of the Company. During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005
Common stock	$ 21,268
Pooled separate accounts	417,233
	$ 438,501

4.   Investment Contract with Insurance Company

On November 1, 1998, the Plan entered into a benefit-responsive group annuity contract with Massachusetts Mutual Life Insurance Company ("Mass Mutual"). Mass Mutual maintains the contributions in a general investment account ("GIA"). The GIA is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Mass Mutual, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer at the time the contract is renewed. Mass Mutual will provide notice of the interest rate at least 30 days prior to the commencement of contract renewal date.

In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and SOP 94-4-1 ("FSP"), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* which amends the guidance in SOP 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Plans.* The FSP amends the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts. The FSP is effective for plan years ending after December 15, 2006. This FSP will impact whether the Plan recognizes its investment contracts at fair value or contract value. The Plan has not yet made this determination or determined any potential impact on its financial statements which may result from the implementation of this FSP.

Contributions to the group annuity contract may also be invested in pooled separate accounts ("SIA") by Mass Mutual, where the value of the SIA units is always determined at the net fair value of the underlying assets on the last day of the reporting period as determined generally by using commercial quotation services. Fair value includes reinvested dividend and interest income received and accrued, realized gains and losses, and unrealized gains or losses on the underlying SIA assets. Investment performance of SIA assets is reflected in the change in unit value.

5.   Related Party Transactions

Certain plan investments and transactions in the GIA and SIAs are managed by the Mass Mutual Financial Group and, therefore, qualify as party-in-interest transactions, as do the participant loans receivable. The Company pays the administrative expenses incurred by the Plan. During the years ended December 31, 2005 and 2004, the Company paid $9,280 and $11,218, respectively, in administrative fees to Mass Mutual. In addition, the Company's personnel and facilities were used by the Plan at no charge. Fees paid by the Plan to Mass Mutual for investment management services for the years ended December 31, 2005 and 2004 totaled $53,141 and $45,438, respectively.

All investment transactions are in the GIA, SIAs, and FPIC common stock. The Plan allows participants to invest in the common stock of the Company by selecting to invest in the FPIC stock fund. Accordingly, the Company is a party-in-interest.

6.   Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. Although no intent to do so has been expressed, in the event of plan termination, participants will become immediately vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner, as the Company may determine, which is in compliance with ERISA.

7.   Financial Instruments

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of the general investment account, pooled separate accounts, and the Company (FPIC) stock fund. The Plan seeks to limit its credit risk in its investments generally by offering investment account options to participants offered by what management believes to be high quality financial institutions.

8.   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 4, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the latest determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the Code.

Supplemental Schedule

FPIC Insurance Group, Inc.
Defined Contribution Plan
December 31, 2005 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(*Modified Cash Basis*)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
*	Mass Mutual Financial Group	General Interest Fund (GIA)		
		Sagic-Core Fixed Guaranteed Interest Fund (U)	$	53,704
*	Mass Mutual Financial Group	Sagic-Core Fixed Guaranteed Interest Fund		2,321,888
		Total GIA		2,375,592
*	Mass Mutual Financial Group	Pooled Separate Accounts (SIA)		
		Scl Mid Cap Growth II (T Rowe Price)		1,290,706
*	Mass Mutual Financial Group	Premier Global (OFI)		988,930
*	Mass Mutual Financial Group	Equity Income II (Fidelity)		855,307
*	Mass Mutual Financial Group	PRM Small Cap Value (Babson)		850,664
*	Mass Mutual Financial Group	Premier Strategic Income (OFI)		723,028
*	Mass Mutual Financial Group	PRM Value (Babson)		637,965
*	Mass Mutual Financial Group	Destination Retirement 2020		570,756
*	Mass Mutual Financial Group	Scl Indexed Equity (Northern Trust)		520,593
*	Mass Mutual Financial Group	Scl Blue Chip Growth (Fidelity)		488,812
*	Mass Mutual Financial Group	Equity Growth (American Century)		484,517
*	Mass Mutual Financial Group	Premier Main Street (OFI)		470,521
*	Mass Mutual Financial Group	Destination Retirement 2040		139,515
*	Mass Mutual Financial Group	Destination Retirement 2030		92,226
*	Mass Mutual Financial Group	Destination Retirement Income		80,727
		Total SIA		8,194,267
*	FPIC Insurance Group, Inc.	FPIC Common Stock		649,774
*	Participant loans	Interest rates ranging from 6.0% to 11.5%		385,102
		Total investments	$	11,604,735

*   Parties-in-interest as defined by ERISA

**   Not applicable as the Plan has no non-participant directed accounts.

Form 11-K: **11**

Signature

Pursuant to the requirements of the securities exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

December 6, 2006

FPIC Insurance Group, Inc.
Defined Contribution Plan

By: /s/ Charles Divita, III
        Charles Divita, III
        Trustee

Form 11-K: **12**

FPIC Insurance Group, Inc.
Defined Contribution Plan
Exhibit Index to Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2005

Exhibit	Description
23	Consent of Independent Registered Certified Public Accounting Firm

Form 11-K: **13**

Exhibit 23

Consent of Independent Registered Certified Public Accounting Firm

The Board of Directors of
FPIC Insurance Group, Inc.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-130583) of FPIC Insurance Group, Inc. of our report dated December 5, 2006 with respect to the financial statements of FPIC Insurance Group, Inc. Defined Contribution Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Jacksonville, Florida
December 5, 2006